Exhibit 99.1

NICE Solutions’ Implementation Expanded by Denver Regional
Transport District (RTD) to Secure Mass Transit System

Denver RTD is expanding its implementation and will now use multiple elements of the
NICE product portfolio to meet the challenges of public transit, securing people, operations, and assets

RA’ANANA, ISRAEL, April 11, 2012 NICE (NASDAQ: NICE) today announced that the Denver Regional Transportation District (RTD), the public transit system for greater metro Denver (CO), is expanding its implementation of NICE video security solutions to the West Rail Line, Union Station, and the Denver Civic Center.

The first two projects stem from Denver RTD’s FasTracks plan, a major program which will extend Metro Denver’s entire mass transit system. In addition, Denver RTD also purchased the NICE IP radio recording solution and NICE Inform, an information management solution designed to capture, consolidate and manage voice, video, and other multimedia, for complete debriefing and investigation.

Denver RTD has been a NICE customer since 2001 and with the expansion, Denver RTD will use the NICE video surveillance solution to monitor, manage and record more than one thousand video surveillance cameras at dozens of light rail stations, Park-n-Ride facilities and bus transfer stations.

The Denver RTD Transit Police conducts over 5,000 video investigations a year, and its 2,348-square mile service area encompasses 40 municipalities in six counties plus two city/county jurisdictions. The Denver Police Department is also linked into the system and can view live video feeds. Local law enforcement agencies routinely use video from NiceVision for their investigations as well. NiceVision has helped solve numerous crimes, both within the transit system and off property.

“We are proud to see the long-standing relationship we have with Denver RTD continuing to grow,” said Guy Yaniv, General Manager, Surveillance Solutions, Security Group at NICE. “This further expansion of the NICE solutions complements the other parts of our portfolio already installed at Denver RTD for addressing security, safety and operational risks.”

The NICE Security Offering addresses the needs of governments and enterprises with intent-based solutions for fighting crime and terror, by anticipating, managing and mitigating safety, security and operational risks. The solution enables capture, analysis and correlation of data from multiple sensors and systems, including audio, video, radio, geo-location and web, providing a framework for fusing data silos into a single, holistic operational view.  NICE Security solutions empower organizations to act effectively in real time to prevent, manage and investigate incidents, ensuring fast resolution and debriefing, and continuous security improvements. NICE Security solutions are deployed worldwide in transportation systems, critical infrastructures, city centers and enterprise campuses.

About Denver RTD
Founded in 1969 by the Colorado General Assembly, the Regional Transportation District provides a dynamic public transit system across the greater metro area. Its service district spans 2,348 square miles and serves a population of 2.8 million in eight counties: Adams, Arapahoe, Boulder, Broomfield, Denver, Douglas, Jefferson, and Weld. In 2010, RTD provided service for more than 99 million passenger trips, including 62 million on bus, 20 million on light rail, and more than 15 million for trips on Call-n-Ride, Access-a-Ride, and to special events. www.rtd-denver.com.

About NICE
NICE (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn + 972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Yaniv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.